NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)	September 17, 2015

Canada:	TSX:	KLS
United States:	NYSE MKT:	KIQ

KELSO TECHNOLOGIES INC. RANKS THIRD ON THE 2015 PROFIT 500

Vancouver, British Columbia and Downers Grove, Illinois, Kelso Technologies Inc. (TSX:KLS)(NYSE MKT:KIQ) (“Kelso or the “Company”) is pleased to report that Canada’s preeminent media brand Canadian Business and PROFIT has ranked Kelso third on its 27th annual PROFIT 500 list – the definitive ranking of 500 of Canada’s Fastest-Growing Companies. The rankings will be published in the October issue of Canadian Business and on their website PROFITguide.com.

The PROFIT 500 ranks Canadian businesses by their revenue growth over a five year period. Kelso made the 2015 PROFIT 500 list with five-year revenue growth of 13,057%.

“The PROFIT 500 represents the highest tier of entrepreneurialism in Canada,” says James Cowan, Editor-In-Chief of PROFIT and Canadian Business. “They should be lauded for the positive economic contributions they have made. They are examples of what can be accomplished with innovation, discipline and determination."

James R. Bond, CEO of the Company comments, “Kelso is honored to be recognized on the 2015 PROFIT 500 list for the third successive year (2014-#7 and 2013-#23). This achievement reflects the strength and steady growth of our business model through the dedicated efforts of our many stakeholders that have contributed to the success of the Company.”

About Kelso Technologies

Kelso is a railway equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe handling and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials. The Company is recognized as a reliable supplier of AAR approved railway equipment that addresses the regulatory concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

About PROFIT and PROFITguide.com

PROFIT is Canada’s preeminent media brand dedicated to the management issues and opportunities facing small and mid-sized businesses. For 33 years, Canadian entrepreneurs across a vast array of economic sectors have remained loyal to PROFIT because of its timely and reliable source of actionable information that helps them achieve business success and get the recognition they deserve for generating positive economic and social change.

About Canadian Business

Founded in 1928 Canadian Business is the longest serving, best selling and most trusted business publication in Canada. With total print readership of more than 600,000, it is Canada’s premier media brand for executives and business leaders.

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include the assumption that this recognition on the PROFIT 500 is due to the strength and steady growth of our business model at above average rates of return and it may be implied that this trend can continue in future periods. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams; AAR approvals may not be attained; orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our expected market share. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J1
www.kelsotech.com